FOR IMMEDIATE RELEASE

Contact

David Gallagher

Phone: 403-291-2492

QSound Labs Reports Fourth Quarter and Year End Results for 2006

Calgary, Alberta – March 8, 2007 -- QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, today reported financial results for the fourth quarter of FY2006. For the three months ended December 31, 2006, the consolidated revenues were $543,000 as compared to $403,000 for the same quarter in FY2005. The net loss for the fourth quarter, computed in accordance with US generally accepted accounting principles (“GAAP”) was $(499,000) or $(0.05) per share as compared to $(556,000) or $(0.06) per share for the same period in FY2005.

Consolidated revenues for the year ended December 31, 2006 were $1,989,000 compared to $1,543,000 for the same period in FY2005. GAAP net loss for the year was $(1,682,000) or $(0.18) per share as compared to $(2,632,000) or $(0.31) per share in FY2005. Included in operating expenses for the year ended December 31, 2006 is $461,000 (2005 - $652,000) of non cash items, namely stock based compensation, impairment charges and debt discount accretion expenses, none of which management believes relate to continuing operations.

As the Company continued in 2006 to make progress in marketing its microQ technology to the mobile device market, revenues increased thus narrowing the loss for 2006 to $1.7 million compared to $2.6 million in 2005. Licensing revenues increased by 60% ($636,000) in 2006, due primarily to new license agreements for microQ. Product sales, primarily iQfx downloads from the RealNetworks web site, declined by 39% ($190,000). Moving to a more royalty and license fee derived revenue stream has resulted in an increase in gross margin from 81% in 2004 to 88% in 2005 and 98% in 2006.

Working capital at December 31, 2006 increased to $2.3 million from $1.5 at December 31, 2005. This was due to an increase in cash resulting from the Convertible Note financing and the exercise of warrants by a strategic partner during 2006.

2007 OUTLOOK

“The fourth quarter of 2006 produced tangible evidence of the progress that the Company has made in penetrating the mobile device market,” stated David Gallagher, President  and CEO of QSound Labs. “Highlights include:

•

Completion of the first phase of the ARM partnership, wherein the engineering teams of both companies co-operated to produce optimized libraries of the microQ product suite. The marketing for this new product line will commence in the first quarter of 2007.

•

First shipments of high volume feature phones by a QSound platform licensee occurred at the end of 2006 with the introduction by LG Mobile of the Infineon based EDGE mobile phones. Currently, seven models have been released with the expectation of more to come  in 2007.

•

UTStarcom has now shipped 5 PHS mobile phone models into the China market using microQ technology.

•

Panasonic shipped the 705P with SoftBank in Japan and has plans to release the 706P in the first quarter of 2007.

•

The increased participation with Partner programs with companies such as Marvell, Access and Trolltech will heighten the awareness of the microQ technology and build on the current market momentum.

•

New platforms, now available, from HiSilicon and Broadcom, represent further opportunity for handset design wins in 2007.

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Qualcomm continues to offer QSound technology for its advanced multimedia platforms.

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The partnership announcement with ST Micro creates a springboard for increased license activity in the consumer electronic market in 2007, in particular digital TV.

•

Prima TV has announced that their 1080p LCD TV models shipped in 2007 will incorporate our QSurround HD technology.

For 2007, our goal continues to be the marketing of microQ to mobile device platform providers and to build upon our new relationships within the consumer electronics market.”

This release contains forward-looking statements concerning, among other things, expectation in 2007 of increased shipments of mobile devices using microQ, increased license activity in the consumer electronics market, and start of marketing of ARM optimized microQ libraries.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound as partners and licensees, successful distribution of QSound-enabled products by licensees, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of multimedia usage in the mobile devices market and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Consolidated

Balance sheets

December 31, 2006 and 2005

(Expressed in United States dollars under United States GAAP)

	2006 (unaudited)	2005
ASSETS
Current assets
Cash and cash equivalents	$2,316,476	$1,222,729
Accounts receivable (net) and accrued revenue	316,298	401,524
Note receivable	6,000	82,648
Inventory	19,422	40,438
Deposits and prepaid expenses	60,933	76,146

	2,719,129	1,823,485

Note receivable	55,325	–
Property and equipment	348,280	670,635
Deferred development costs	253,147	271,879
Intangible assets	98,351	155,445

	$3,474,232	$2,921,444

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$268,439	$285,786
Deferred revenue	45,572	45,011

	314,011	330,797

Convertible note	84,949	–

	398,960	330,797

Shareholders’ equity
Share capital	47,411,000	46,181,113
Warrants	1,027,114	903,738
Contributed surplus	2,854,038	2,041,001
Deficit	(48,216,880)	(46,535,205)

	3,075,272	2,590,647

	$3,474,232	$2,921,444

Consolidated

Statements of Operations and Deficit

For the periods ended December 31, 2006 and 2005

(Expressed in United States dollars under United States GAAP)

	For the three months ended December 31, 2006 (unaudited)	For the three months ended December 31, 2005 (unaudited)	For the year ended December 31, 2006 (unaudited)	For the year ended December 31, 2005
REVENUE
Royalties, license and engineering fees	$473,591	$297,918	$1,692,669	$1,056,509
Product sales	69,814	105,097	296,361	486,731

	543,405	403,015	1,989,030	1,543,240
Cost of product sales	27,200	97,486	40,088	179,781

	516,205	305,529	1,948,942	1,363,459
EXPENSES
Marketing	385,994	208,364	1,157,573	999,875
Operations	31,149	64,168	136,386	216,409
Product engineering	190,080	318,644	819,277	1,032,921
Administration	252,237	265,208	971,571	882,722
Foreign exchange loss (gain)	25,348	(501)	25,912	2,832
Amortization	74,833	83,605	311,201	360,898
Impairment of property and equipment	41,952	(46,594)	167,809	89,754
Impairment of intangible assets	–	(18,821)	–	428,453

	1,001,593	874,073	3,589,729	4,013,864

Loss before other items	(485,388)	(568,544)	(1,640,787)	(2,650,405)

OTHER ITEMS
Interest income	29,688	15,742	85,686	56,700

Interest on convertible debt	(20,795)	–	(61,336)	–
Accretion expense	(4,205)	–	(12,752)	–
Other	–	1,319	(1,637)	(163)

	4,688	17,061	9,961	56,537

Loss before taxes	(480,700)	(551,483)	(1,630,826)	(2,593,868)
Foreign withholding tax	(18,418)	(4,611)	(50,849)	(37,711)

Net loss for the period	(499,118)	(556,094)	(1,681,675)	(2,631,579)

Deficit, beginning of period	(47,717,762)	(45,979,111)	(46,535,205)	(43,903,626)

Deficit, end of period	$(48,216,880)	$(46,535,205)	$(48,216,880)	$(46,535,205)

Loss per common share (basic and dilutive)	$(0.05)	$(0.06)	$(0.18)	$(0.31)

Consolidated

Statements of Cash Flows

For the years ended December 31, 2006 and 2005

(Expressed in United States dollars under United States GAAP)

	For the three months ended December 31, 2006 (unaudited)	For the three months ended December 31, 2005 (unaudited)	For the year ended December 31, 2006 (unaudited)	For the year ended December 31, 2005
Cash provided by (used in):

OPERATIONS
Loss for the period	$(499,118)	$(556,094)	$(1,681,675)	$(2,631,579)

Items not requiring cash:
Amortization	74,833	83,605	311,201	360,898
Stock based compensation	64,476	36,979	380,614	134,793
Impairment of property and equipment	41,952	(19,304)	167,809	89,754
Impairment of intangible assets	–	(18,821)	–	428,453
Accretion expense	4,205	–	12,752	–
Other	22,766	–	(4,022)	–

Changes in non-cash working capital balances	240,379	347,989	104,669	(57,747)

	(50,507)	(125,646)	(708,652)	(1,675,428)

FINANCING
Issuance of common shares, net	76,101	111,295	857,883	165,008
Proceeds from convertible debt	–	–	1,000,000	–

	76,101	111,295	1,857,883	165,008

INVESTMENTS
Note receivable	–	(82,648)	26,442	(82,648)
Purchase of property and equipment	(16,346)	(53,457)	(42,426)	(188,890)
Deferred development costs	–	(271,879)	(39,500)	(271,879)
Purchase of intangible assets	(554)	(12,172)	–	(50,977)

	(16,900)	(420,156)	(55,484)	(594,394)

Increase (decrease) in cash and cash equivalents	8,694	(434,507)	1,093,747	(2,104,814)
Cash and cash equivalents, beginning of period	2,307,782	1,657,236	1,222,729	3,327,543

Cash and cash equivalents, end of period	$2,316,476	$1,222,729	$2,316,476	$1,222,729

Notice to Reader:

When comparing the twelve months ended December 31, 2006 figures to those reported for the nine months ended September 30, 2006 plus the three months to December 31, 2006 a difference will be noted. This is due to a change in the accounting of non cash items, notably accounting for the convertible loan note. A reanalysis under SFAS 133, EITF 00-19 and 98-5 established that rather than classification as a liability, it should be shown within equity, and as such the fair values on initial recognition have been restated resulting in changes to accretion of debt discount, change in fair value of convertible debt conversion feature and the excess fair value of convertible debt at the transaction date.